02056562

P.E. 9-2-02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2002

BOUYGUES OFFSHORE S.A.

(Exact Name of Registrant as Specified in its Charter)

3, rue Stephenson, 78180 Montigny-le-Bretonneux, France
(Address of Registrant's Principal Executive Office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _X_ Form 40-F _

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ____ No _X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ______)

Enclosure:

Press release dated September 4, 2002, announcing the first-half 2002 results.

CR

First-Half 2002 Sales total EUR 578.1 Million
Operating income to EUR 26.4 million
Net Income Amounts to EUR 12.8 Million

Montigny-le-Bretonneux, France - September 4, 2002 - The Board of Directors of Bouygues Offshore (NYSE: BWG - Paris: BOS.PA), chaired by Hervé Le Bouc, met on September 3, 2002 to review the financial statements for the six months ended June 30, 2002 and the outlook for the second half of the year.

Net sales for the period totaled EUR 578.1 million (US $ 519.1[1] million), a 12% increase on first-half 2001. The majority of sales were generated in France, the rest of Europe (including Russia) and Africa.

Operating income fell 18.8% to EUR 26.4 million (US $ 23.7[1] million) from EUR 32.5 million (US $ 29.2[1] million) in first-half 2001, but increased 14.8% from EUR 17.8 million (US $ 15.9[1] million) in second-half 2001. This was due to the fact that major contracts underway in first-half 2001 had reached the installation phase, whereas new contracts which were signed in the second half of 2001, are in the engineering phase, where the margin level is lower. Research and development spending soared 71.4% to EUR 6.0 million (US $ 5.4[1] million), reflecting the development of the Wellhead Barge® and riser insulation systems for deep offshore applications. Selling and administrative expenses declined.

Net financial expenses came to EUR 9.1 million (US $ 8.2[1] million), and included interest income of EUR 2.0 million (US $ 1.8[1] million) and an exchange loss of EUR 10.7 million (US $ 9.6[1] million). Most contracts are denominated in US dollars, while costs are incurred partly in this currency and partly in euros. Only the portion corresponding to costs in euros is hedged at the date of the signature, on a contract by contract basis. When the balance sheet is prepared, surplus cash positions related to cash advances on recently signed contracts are reevaluated, although they are intended to cover future costs in US dollars.

Exceptional income of EUR 1.9 million (US $ 1.7[1] million) primarily came from the sale of a 50% interest in Katran K to our Russian partners. This company is responsible for the Russian portion of the Blue Stream onshore contract.

As a result of the impact of reevaluation of dollar cash positions, **net income** fell 49% to EUR 12.8 million (US $ 11.5[1] million) from first-half 2001. Income tax of EUR 9.0 million (US $ 8.1[1] million) was down 31.8% in relation to the same period. Earnings per share, calculated on the basis of the weighted average number of shares outstanding during the period (16,735,396 shares), fell to EUR 0.76 (US $ 0.68[1]) (US $ 0.34[1] per ADR ; each ADR represents one half of one share) from EUR 1.49 (US $ 1.34[1]) (US $ 0.67[1] per ADR ; each ADR represents one half of one share).

Backlog totaled EUR 1,126.7 million (US $ 1,123.9[2] million) at June 30, 2002, an increase of 34% over the prior-year period. Order intake is expected to increase in the second half, especially in the African offshore, where contract awards are expected shortly.

(1) Using a conversion rate of EUR 1= US $ 0.8979 which is the average o f the noon buying rate of the Euro from January 1, 2002 to June 30, 2002.
(2) Using a conversion rate of EUR 1= US $ 0.8975 which is the noon buying rate at the June 30, 2002.

BOUYGUES OFFSHORE
PRESS RELEASE

BUSINESS REVIEW

In millions of Euros	First half of 2002	First half of 2001
Net Sales		
Offshore	227.8	215.2
Onshore	156.4	186.5
Maritime and River Works	29.1	10.4
Liquefied Gases	40.9	14.9
Chemical-Refining, Energy-Industries	18.8	21.7
Maintenance Services	105.1	67.3
Operating Income		
Offshore	(2.0)	16.2
Onshore	28.2	14.1
Maritime and River Works	(0.9)	(1.8)
Liquefied Gases	1.9	0.4
Chemical-Refining, Energy-Industries	0.5	(0.8)
Maintenance Services	(1.3)	4.4

Offshore Oil and Gas Contracting posted a loss of EUR 2.0 million, in part due to cost overruns on the Canyon Express project, where pipelaying operations fell behind schedule from the outset. The good laying rate achieved by the Saibos FDS* at the end of the project was unable to offset the delays, although a world record was set for the depth at which a rigid pipeline was laid (2,230 meters). Also contributing to the loss was under-utilization of the BOS 355 barge.

The exceptionally high result of the **Onshore Oil and Gas Contracting** segment is due to the completion in very good conditions of the CPC projects in Russia and the Odidi project in Nigeria.

The **Maritime and River Works** *segment's net sales are still too low to cover costs.*

The **Liquefied Gases** and **Chemicals-Refining** segments have returned to a level of profitability more in line with our objectives.

In contrast, **Maintenance Services** has not yet absorbed the extra costs generated by implementation of new contracts.

CAPITAL EXPENDITURES

Consolidated capital expenditures amounted to EUR 19.3 million, versus EUR 32.8 million in first-half 2001. This amount consisted of recurring investments related to projects, and expansion of the Soyo yard in Angola. The investment in the Saibos FDS* dynamic positioning vessel has been completed in 2001 and does not impact first half 2002.

FINANCIAL STRUCTURE

Cash and cash equivalents amounted to EUR 147.8 million at June 30, 2002, down 27.1% on the year-earlier figure. They include reimbursement of debt in the amount of EUR 27.8 million.

HIGHLIGHTS

Saipem's bid for Bouygues Offshore, issued on July 30, will close on the evening of September 6.

Effective September 17, Bouygues Offshore's head office will be located at 1/7 avenue San Fernando, 78180 Montigny-le-Bretonneux, France.

Certain Company's comments are forward-looking statements that involve a number of risks and uncertainties. Although the Company believes that backlog is a reasonably reliable indicator of future net sales, postponements or cancellations of previously awarded contracts or delays in the completion of ongoing projects could negatively impact net sales. In addition, other factors that could cause the Company's net sales to differ materially include the following : fluctuations in the level of oil and gas industry spending; the Company's ability to obtain additional contracts in 2002 ; risks involved in doing business abroad (such as civil disturbances, adverse government actions, currency fluctuations and devaluations and economic and governmental instability); risks of loss or damage of its two largest barges; adverse weather conditions at offshore locations; and fluctuations in exchange rates (primarily the US dollar versus the euro); and technical and other risks involved in the execution of contracts.

From design engineering to start-up and maintenance, Bouygues Offshore provides its customers with turnkey projects in offshore-onshore oil and gas contracting, liquefied gases, maritime and river works and chemicals-refining/energy-industry.

Driven by a strong commitment to the energy industry, an on-the-spot presence and a team of talented professionals, we deliver integrated solutions that are safe, innovative and promote the success of our clients and our Company.

Further information on the company can be found on line at www.bouygues-offshore.com.

Valérie Barlois-Leroux - Bouygues Offshore
Financial Communication - Investor Relations
tel.: 01 30 60 79 69 - fax: 01 30 60 84 48
e-mail: v.barlois@bouygues-offshore.com

Alexandra Noeuvéglise – Bouygues Offshore
Communication – Press Relations
tel.: 01 30 60 85 21 - fax: 01 30 60 84 48
e-mail: a.noeuveglise@bouygues-offshore.com

BOUYGUES OFFSHORE
PRESS RELEASE

SUMMARY OF FINANCIAL STATEMENTS (in millions of euros)

Consolidated earnings

	First half of 2002	First half of 2001
Net Sales	578.1	516.0
Cost of sales	(495.9)	(423.2)
Gross Margin	82.2	92.8
R&D	(6.0)	(3.5)
Selling expenses	(18.4)	(23.6)
Administrative expenses	(31.4)	(33.2)
Income from Operations	26.4	32.5
Financial income	(9.1)	1.9
Exceptional income	1.9	3.1
Income tax	(9.0)	(13.2)
Share in net income of equity affiliates	3.9	1.8
Minority interests	1.3	1.0
Net income	12.8	25.1
Net income per share [a]	0.76	1.49
Diluted net income per share [b]	0.76	1.45

(a) Based on the weighted average number of shares outstanding in the period (16 800 488 shares in the first half 2001, 16 735 396 shares in the first half 2002)

(b) Diluted net income per share is computed using the repurchase method of calculating the number of shares created by exercise of stock options. The total of shares resulting from the calculation is 17,332,179 for the first half 2001 and 18,948,435 for the first half 2002.

Consolidated balance sheet

Assets	6/30/02	6/30/01	Liabilities	6/30/02	6/30/01
Fixed assets	197.2	209.9	Shareholders' equity	176.1	178.2
			Minority interests	0.3	(0.1)
Current assets	630.9	624.6	Accrued contract costs and other provisions	57.3	112.4
Own shares	8.0	8.1	Financial debt	38.7	57.5
Cash & cash equiv.	147.8	202.7	Current liabilities	711.5	697.3
Total Assets	983.9	1 045.3	Total Liabilities	983.9	1 045.3

Consolidated cash flow statement

	06/30/02	6/30/01
Net cash provided by (used in) operating activities	(39.8)	52.6
Net cash provided by (used in) investing activities	(18.7)	(36.3)
Net cash provided by (used in) financing activities	(45.6)	(20.0)
Net increase (decrease) in cash and cash equiv.	(104.1)	(3.7)
Net effect of exchange rate changes	(2.8)	6.2

Backlog

	06/30/02	6/30/01
Offshore	401.6	352.9
Onshore	372.6	352.2
Liquefied Gases	143.2	69.7
Maritime and River Works	115.1	10.5
Chemical, Refining & Energy Industries	19.6	26.0
Maintenance Services	74.6	29.5
TOTAL	1 126.7	840.8

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOUYGUES OFFSHORE S.A.

Dated: September 5, 2002

By: ______________________
Name: Mireille Arvier
Title: Chief Financial Officer